Exhibit 99.1
Cenovus Energy Inc. to be North America’s
newest integrated oil company
Calgary, Alberta, (September 30, 2008) — Cenovus Energy Inc. has been selected as the new name for the integrated oil company that EnCana Corporation (TSX, NYSE: ECA) is creating as part of its split into two independent energy companies focused on unconventional resources — an integrated oil company and a pure-play natural gas company. Under the proposed split, Cenovus will be a fully integrated North American oil company that has industry-leading in-situ oilsands properties and top-performing refineries, as well as an underlying foundation of reliable oil and gas resource plays. The natural gas company will continue as EnCana Corporation.
“Cenovus is the newest name in the North American energy business. The name Cenovus successfully captures the essence of what we want our North American integrated oil company to be — a strong enterprise with a sustainable, innovative and bright future,” said Brian Ferguson, EnCana’s Chief Financial Officer who is the designated President & Chief Executive Officer of Cenovus.
Cenovus represents progressive thinking, technical advances and respect for the environment in a new century
Cenovus is a newly created word that derives its meaning from its letter couplings and root origins. Cen represents an innovative way of doing business in a new century. Novus is taken from the Latin root word meaning new. Together, they represent the company’s commitment to the fresh, progressive thinking required to be successful in the 21st century — new ideas, new technologies, and improved approaches to developing energy resources in a manner that reflects the company’s honour and deep-rooted respect for the environment.
The Cenovus web domain name will be www.cenovus.com. Work is underway on a Cenovus logo and brand.
Corporate reorganization expected to be completed early in 2009
The proposed corporate reorganization, which is expected to close in early 2009, would be implemented through a Plan of Arrangement and is subject to shareholder and court approval. An information circular setting out the details of the Plan of Arrangement is expected to be mailed to EnCana shareholders in mid-November, followed by a shareholders’ meeting planned for mid-December. For further information on the announcement see the company’s website, www.encana.com.
EnCana Corporation
With an enterprise value of approximately US$60 billion, EnCana is a leading North American unconventional natural gas and integrated oil company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana and the proposed transaction described above in this news release, including management’s assessment of future plans and operations relating to the future integrated oil company (Cenovus) and the pure-play natural gas company (GasCo), EnCana has included in this news release certain statements and information that are forward-looking statements or information within the meaning of applicable securities legislation, and which are collectively referred to herein as “forward-looking statements.” The forward-looking statements in this news release include, but are not limited to, statements and tables with respect to: the proposed transaction and expected future attributes of each of GasCo and Cenovus following such transaction; the anticipated benefits of the transaction; future performance of Cenovus and GasCo; future production and refinery expansions that will be undertaken by Cenovus; the expected completion date of the proposed corporate reorganization of EnCana; and the expected mailing date of the information circular and the proposed date of the shareholders’ meeting relating to the corporate reorganization.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that circumstances, events or outcomes anticipated or implied by forward-looking statements will not occur, which may cause the actual performance and financial results in future periods to differ materially from the performance or results anticipated or implied by any such forward-looking statements. These risks and uncertainties include, among other things: risks associated with the ability to obtain any necessary approvals, waivers, consents, court orders and other requirements necessary or desirable to permit or facilitate the proposed transaction (including, regulatory and shareholder approvals); the risk that any applicable conditions of the proposed transaction may not be satisfied; volatility of and assumptions regarding oil and gas prices; assumptions contained in or relevant to the company’s current corporate guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in marketing operations (including credit risks); imprecision of reserves estimates and estimates of recoverable quantities of oil, bitumen, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the ability to successfully manage and operate the integrated North American oilsands business with ConocoPhillips; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology and the application thereof to the business of GasCo and Cenovus; the ability to replace and expand oil and gas reserves; the ability to generate sufficient cash flow from operations to meet current and future obligations; the ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
EnCana Corporate Communications
Investor contact:	Media contact:
Paul Gagne	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-4737	(403) 645-4747
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007
Susan Grey
Manager, Investor Relations
(403) 645-4751

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